September 7, 2022

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Karl Hiller, Branch Chief

Mark Wojciechowski, Staff Accountant

RE:	Clean Energy Fuels Corp.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-33480

Dear Mr. Hiller and Mr. Wojciechowski:

Clean Energy Fuels Corp. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 8, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-33480) filed with the Commission on February 24, 2022 (the “2021 Form 10-K”).

For your convenience, the Staff’s headings and comments set forth in the Comment Letter have been reproduced in bold and italicized font herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the 2021 Form 10-K.

****

Form 10-K for Fiscal Year Ended December 31, 2021

Business

Our Strategy, page 9

1.	We note that you have disclosure on page 5 indicating that during 2021 you purchased 9.2% of the LNG sold from third-parties, while disclosure on page 10 indicates that RNG purchased, then blended and sold with CNG or LNG was obtained from over 60 supply sources, although no details of the arrangements are provided.

Please expand the disclosure referenced above to clarify the extent to which the 90.8% balance of LNG, which was apparently produced at your two liquification plants during 2021, was derived from purchased RNG and CNG; and describe the process and facilities involved in blending purchased RNG with CNG and LNG prior to resale.

Please also revise your filing to include disclosure that is focused on identifying your particular sources of RNG, CNG, and LNG, purchased and sold through your distribution network during those periods covered by your report, including details of the arrangements governing these relationships, such as the volumes that are available to you or which you have committed to purchase, and the manner by which pricing is established, to comply with Item 101(c)(iii)(A) of Regulation S-K.

Given the economic distinctions made in describing the types of RNG in your disclosures on pages 7 and 8, also clarify the extent to which your sources of RNG have provided you with anaerobic digester gas (ADG) versus landfill gas (LFG).

Given the nature of the two joint ventures that you mention in disclosures on pages 76 and 77, including the amount you have invested to develop ADG RNG production facilities, also provide disclosure about the scope of the projects to be undertaken, the estimated timeframe for development and production to commence, and estimated volumes of RNG that will become available to you through these arrangements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that RNG is not blended with CNG or LNG. Both RNG and conventional natural gas are the feedstock (i.e. renewable bio-methane or fossil methane) sold either in a compressed form (CNG) or liquified form (LNG). As such, RNG is pipeline-quality bio-methane that is fully interchangeable with conventional natural gas and thus can be used in natural gas vehicles, but there is not a blending process. We also refer you to the discussion on page 3 Item 1. Business Overview of our 2021 Form 10-K, first paragraph where we describe the fuel we deliver.

Item 101(c)(1)(iii)(A) of Regulation S-K provides for a principles-based approach to disclosure of the business, under Item 1 of Part I of our 2021 Form 10-K, about the sources and availability of raw materials material to an understanding of the business done and intended to be done by the registrant and its subsidiaries. While the Company believes the existing disclosures as to its sources of RNG, CNG and LNG comply with Item 101(c)(1)(iii)(A) of Regulation S-K, in an effort to clarify the disclosures and address the Staff’s comment, the following represents an example of expanded disclosure under “Our Principal Products, Services and Other Business Activities” in Item 1 of Part I of our 2021 Form 10-K that we propose to include in future filings, with proposed edits marked to indicate our changes.

“Our Principal Products, Services and Other Business Activities

Our principal products, services and other business activities are described below. Information about the revenue we receive from these activities is discussed in this report in Item 7. “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

Fuel Sales

The fuel we sell is RNG or conventional natural gas, each of which is delivered in the form of CNG or LNG.

RNG is injected into natural gas pipelines, which allows RNG to be transported to vehicle fueling stations where it can be compressed and dispensed as CNG, and to liquefaction facilities where it is liquified and made into LNG. We purchase RNG from bp and other third-party producers, comprised of over 60 supply sources, typically under long-term RNG supply offtake agreements. In exchange for the agreement to offtake RNG supply, the Company and supplier negotiate to determine what percentage share of the value of the Environmental Credit each party will retain. The value of the Environmental Credit is based on the realized value after the credit is sold to (purchased by) an obligated party or as agreed by the supplier and the Company as part of their negotiation. The Company’s supply offtake agreements are variable, based on actual RNG produced, up to various maximum volume levels per arrangement with no minimum purchase volume required. In 2021, our third-party sources provided us RNG consisting of 7.3% ADG and 92.7% LFG.

Conventional natural gas is typically delivered from local utilities or third-party conventional natural gas marketers. We purchase conventional natural gas under standard North American Energy Standards Board base contracts on a spot market or short-term forward index basis or forward purchase contracts under take-or-pay arrangements that require us to purchase minimum volumes of conventional natural gas. Conventional natural gas is purchased on a normal purchase normal sale basis, as the conventional natural gas we purchase is for physical delivery of the commodity to our fueling stations for sale to customers.

•	CNG is RNG or conventional natural gas that is compressed and dispensed in gaseous form. CNG is typically delivered by obtaining RNG from RNG suppliers or third-party RNG marketers or conventional natural gas from local utilities or third-party conventional natural gas marketers and then compressing and storing it at a fueling station and dispensing it directly into a vehicle. Our CNG vehicle fuel sales are made primarily through contracts with our customers or on a per fill-up basis at prices we set at public access fueling stations based on prevailing market conditions. Through our subsidiary NG Advantage, LLC (“NG Advantage”), we also transport and sell CNG for non-vehicle purposes via virtual natural gas pipelines and interconnects to industrial and institutional energy users that do not have direct access to pipelines. NG Advantage also has the capability to transport CNG from production facilities to pipeline injection sites using its fleet of 98 high-capacity trailers.

•	LNG is RNG or conventional natural gas that is cooled at a liquefaction facility to approximately -260 degrees Fahrenheit until it condenses into a liquid. We obtain LNG from our own liquefaction plants and from third-party suppliers. For LNG obtained from our own liquefaction plants, we supply RNG or conventional natural gas to our liquefaction plants through RNG suppliers or third-party RNG marketers or for conventional natural gas from local utilities or third-party conventional natural gas marketers. We own and operate LNG liquefaction plants near Boron, California and Houston, Texas, which we refer to as the “Boron Plant” and the “Pickens Plant,” respectively. The Boron Plant can produce 60.0 million gallons of LNG per year and has a dual tanker trailer loading system and a 1.8 million gallon storage tank that can hold up to 1.5 million usable gallons. The Pickens Plant can produce 35.0 million gallons of LNG per year and includes a tanker trailer loading system and a 1.0 million gallon storage tank that can hold up to 840,000 usable gallons. In 2021, we produced 90.8% of our LNG at our plants and purchased the remainder of our LNG from third-party suppliers. We sell LNG for use as a vehicle fuel on a bulk basis to fleet customers and through our network of public access fueling stations. We deliver LNG with our fleet of 74 tanker trailers to fueling stations, where it is stored and then dispensed in liquid form into vehicles. The need to liquefy and transport LNG generally causes LNG to cost more than CNG. We sell LNG through supply contracts and on a per fill-up basis at prices we set at public access fueling stations based on prevailing market conditions. Additionally, we sell LNG for non-vehicle purposes, including to customers who use LNG in rocket propulsion and oil fields, and for utility, industrial, marine and rail applications.”

The Company acknowledges the Staff’s comment on the two joint ventures mentioned in disclosures on pages 76 and 77 and respectfully guides the Staff to page 8 of our 2021 Form 10-K where these are discussed in Item 1 of Part I of our 2021 Form 10-K. The following represents an example of expanded disclosure under “Market Opportunity” in Item 1 of Part I of our 2021 Form 10-K that we propose to include in future filings, with proposed edits marked to indicate our changes.

“TotalEnergies Joint Venture

On March 3, 2021, we entered an agreement (“TotalEnergies JV Agreement”) with TotalEnergies that created a 50/50 joint venture (“TotalEnergies JV”) to develop ADG RNG production facilities in the United States. The TotalEnergies JV Agreement contemplates that the TotalEnergies JV will invest up to $400 million of equity in production projects, and TotalEnergies and the Company each committed to initially provide $50 million for the TotalEnergies JV. Pursuant to the TotalEnergies JV Agreement, the Company and TotalEnergies have given the TotalEnergies JV a limited right of first opportunity to invest in ADG RNG projects they respectively originate. On October 12, 2021, we entered into an LLC agreement (the “DR Development Agreement”) with TotalEnergies to develop a dairy ADG RNG production facility project (the “DR JV”). Under the DR Development Agreement, we and TotalEnergies have each committed to contribute $7.0 million to the DR JV. On November 1, 2021, we and TotalEnergies have each contributed an initial $4.8 million capital contribution to the DR JV. The DR JV is planned to be substantially complete between late 2022 to early 2023 and is estimated to produce up to 1.1 million GGEs of RNG annually, all of which will be available to the Company.

bp Joint Venture

On April 13, 2021, pursuant to a memorandum of understanding we entered into with bp in December 2020, we entered an agreement (“bp JV Agreement”) with bp that created a 50/50 joint venture (the “bpJV”) to develop, own and operate new ADG RNG production facilities in the United States. Pursuant to the bp JV Agreement, bp and the Company each committed to provide $50.0 million and $30.0 million, respectively, with an option available to the Company, exercisable prior to August 31, 2021, to commit an additional $20.0 million to the bpJV. bp’s initial $50.0 million contribution was made on April 13, 2021 and consisted of all unpaid principal outstanding under the loan agreement dated December 18, 2020 (see Note 12), pursuant to which bp advanced $50.0 million to the Company to fund capital costs and expenses incurred prior to formation of the bpJV, including capital costs and expenses for permitting, engineering, equipment, leases and feed stock rights. On June 21, 2021, we contributed $50.2 million to the bpJV. In December 2021, the bpJV authorized a capital call (the “bpJV Capital Call”) for additional funding of $143.2 million to construct ADG RNG projects under the bpJV. Pursuant to the bpJV Capital Call, we and bp are each required to contribute $71.6 million to the bpJV. As of December 31, 2021, we and bp have contributed $20.0 million and $71.6 million, respectively, to the bpJV in connection with the bpJV Capital Call. The remaining contribution balance of $51.6 million due from us will be paid on or prior to June 30, 2022. As of December 31, 2021, we and bp each own 50% of the bpJV. 100% of the RNG produced from projects developed and owned by the bpJV will be ~~provided to the vehicle fuels market~~ available to the Company pursuant to our existing marketing agreement with bp. Currently, there are six ADG RNG projects under construction in the bpJV which are planned to be substantially complete between fourth quarter 2022 through the third quarter 2023 and are estimated collectively to produce up to 12.2 million GGEs of RNG annually.”

Properties, page 31

2.	We note your disclosures on pages 4, 5, 23 and 35 explaining that you have a fleet of 74 tanker trailers that are used to deliver RNG to 548 fueling stations in the U.S. and 25 fueling stations in Canada, which you own, operate or supply, and have 30 nearly completed stations that are not open due to an insufficient number of customers.

Please expand your disclosures under this heading to quantify the number of fueling stations that you own, describe the arrangements under which you operate and supply the others, and discuss the suitability, adequacy, productive capacity, and extent of utilization of these facilities, as well as the fleet of tanker trailers and the LNG liquefaction plants that you identify, to comply with Item 102 of Regulation S-K.

Please also identify the facilities involved in blending the RNG with CNG or LNG, and describe any arrangements to utilize facilities that you do not own, as may be involved in gathering, blending, processing, storage and distribution.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company monitors all stations relative to customer needs and their transportation demographics, as well as the day-to-day operational performance of each station. The Company will often build additional stations to accommodate specific freight lane volumes at the request of its customers. The Company has a station technician workforce throughout North America that routinely monitors the suitability and capacity utilization of stations including performing maintenance on the stations in the network. Volume of GGEs delivered is also monitored and considered a key performance indicator at each station, although each station has unique configurations with unique volume throughput capacities. Further, we maintain the network of stations and evaluate GGE volumes delivered consistently whether the station equipment is owned by the Company or owned by a customer where the Company is under an O&M contract or supplies CNG or LNG. Accordingly, we believe the overall station count and collective GGE volumes delivered are meaningful and give a good perspective of the total station network size and throughput, but we do not believe that disclosure of stations as owned, not owned or co-owned or detailed operational data on utilization would provide added material or useful information to investors, and would add a level of complexity that may detract from the focus on broader key performance indicators. Nevertheless, we agree providing information pertaining to the property involved regarding the station network in Item 2. Properties would be helpful disclosure to investors.

The Company utilizes its 74 tanker trailers to deliver RNG or conventional natural gas in the form of LNG to its customers and stations from its two LNG plants. The trailers are ancillary to the LNG plants and not paramount to the operations or success of the Company as there is ample third party coverage if the Company decides to use outside tanker trailers to transport its LNG. Therefore, the Company does not believe discussing the suitability, adequacy, or extent of utilization of the tanker trailers is necessary as the tanker trailers are not material to operations and not considered a principal physical property. In future filings the Company does not intend to make specific reference to its tanker trailer fleet.

In addition, as previously noted in Comment 1, the Company does not blend RNG with CNG or LNG, therefore there are no such facilities to describe, and the utilization of the Company’s station network by non-consolidated entities is not material (non-consolidated entities represent less than 0.05% of volumes and revenue), therefore there are no such references to non-consolidated entities in Item 2. Properties.

The Company will include in future filings information regarding the capacity and utilization of its two LNG plants, as well as additional disclosures to clarify the property involved with fueling stations and the arrangements under which we operate and supply stations where the Company does not own the station equipment to better comply with Item 102 of Regulation S-K. The disclosure below is an example of the enhanced disclosure we propose to include in future filings with proposed edits marked to indicate our changes.

“Item 2.   Properties.

Our corporate headquarters are located at 4675 MacArthur Court, Suite 800, Newport Beach, California 92660, where we occupy approximately 48,000 square feet of office space. Our lease for this facility expires in June 2028.

We own and operate the Boron Plant in Boron, California, approximately 125 miles from Los Angeles. In November 2006, we entered into a 30-year ground lease for the 36 acres on which this plant is situated. The Boron Plant can produce 60.0 million gallons of LNG per year and has a dual tanker trailer loading system and a 1.8 million gallon storage tank that can hold up to 1.5 million usable gallons. The plant had a production utilization rate of 65% for the year ended December 31, 2021.

We own and operate the Pickens Plant located in Willis, Texas, approximately 50 miles north of Houston. We own approximately 24 acres of land on which this plant is situated, along with approximately 34 acres surrounding the plant. The Pickens Plant can produce 35.0 million gallons of LNG per year and includes a tanker trailer loading system and a 1.0 million gallon storage tank that can hold up to 840,000 usable gallons. The plant had a production utilization rate of 38% for the year ended December 31, 2021.

We own, operate or supply 548 fueling stations in the United States and 25 in Canada. Fueling stations are facilities where RNG or conventional natural gas is dispensed in the form of CNG or LNG into the fuel tanks of vehicles for use as transportation fuel. We own station equipment throughout the United States (See Note 10) that is used for dispensing CNG or LNG at properties we lease under long-term lease arrangements (See Note 16). Additionally, we operate fueling stations or supply CNG or LNG to fueling stations where our customer owns the fueling station equipment. At these stations, we operate under the following arrangements: (i) provide O&M services on a per gallon or fixed fee basis and do not directly sell CNG or LNG, or (ii) provide O&M services and also have a fuel supply sales agreement for CNG or LNG with our customer.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance Overview, page 36

3.	Please modify your references to gasoline gallon equivalents (GGEs) on pages 3 and 34, and provide disclosure adjacent to your tabulation of such volumes on page 37, to describe the conversion formula that you have utilized to convert CNG and LNG, and to confirm that all associated quantifications in your filing are based on the same formula or if this is not the case identify the variations and explain your rationale.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the conversion of one gasoline gallon equivalent (GGE) is equal to 125,000 British Thermal Units (BTUs) and, as such, one million BTUs (MMBTU), the standard unit of measure in natural gas financial contracts, equals eight GGEs. All quantifications regarding the Company’s volume results use this conversion and the Company will include the conversion in future filings. The excerpts below from the Company’s 2021 Form 10-K illustrate the proposed disclosure in future filings, with proposed edits marked to indicate our changes.

“Item 1.   Business.

Overview

We believe we were the first organization to supply RNG for vehicle fuel use in the U.S., and sales of our RNG for such purpose have increased from 13.0 million gasoline gallon equivalents (“GGEs”) in 2013 to 167.0 million GGEs in 2021. We calculate one GGE to equal 125,000 British Thermal Units (“BTUs”) and, as such, one million BTUs (“MMBTU”) equals eight GGEs. We are North America’s leading provider of the cleanest fuel for the commercial transportation market, based on both the number of stations we operate and the amount of GGEs delivered of RNG, CNG and LNG, which amounted to a total of 402.6 million GGEs in 2021.  With the Company’s focus on RNG, our sales of RNG have grown from 12% of our vehicle fuel sales in 2013 to 78% of our vehicle fuel sales in 2021 (excluding GGEs from O&M (as defined below) sales and non-vehicle sales). We believe that during 2021 we provided 58% and 47% of the RNG used for transportation fuel in California and the United States, respectively.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are North America’s leading provider of the cleanest fuel for the transportation market, based on the number of stations operated and the amount of gasoline gallon equivalents (“GGEs”) of renewable natural gas (“RNG”) and conventional natural gas delivered. We calculate one GGE to equal 125,000 British Thermal Units (“BTUs”) and, as such, one million BTUs (“MMBTU”) equals eight GGEs. Through our sales of RNG, which is derived from biogenic methane produced by the breakdown of organic waste, we help thousands of vehicles, from airport shuttles to city buses to waste and heavy-duty trucks, reduce their amount of climate-harming greenhouse gas from 60% to over 400% based on determinations by the California Air Resources Board (“CARB”), depending on the source of the RNG, while also reducing criteria pollutants such as Oxides of Nitrogen, or NOx. RNG is delivered as compressed natural gas (“CNG”) and liquefied natural gas (“LNG”).

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Performance Overview

Key Operating Data

In evaluating our operating performance, we focus primarily on: (1) the amount of ~~RNG, CNG and LNG~~ GGEs delivered (~~which we define as (i) the volume of GGEs we sell to our customers as fuel, plus (ii) the volume of GGEs dispensed at facilities we do not own but where we provide O&M services on a per-gallon or fixed fee basis, plus (iii) our proportionate share of the GGEs sold as CNG by our joint venture with Mansfield Ventures, LLC and Mansfield Clean Energy Partners, LLC (“MCEP”~~as defined below), (2) our station construction cost of sales, and (3) ~~our gross margin (which we define as revenue minus cost of sales), and (4)~~ net income (loss) attributable to us. All GGEs are calculated based on the conversion of one MMBTU equalling eight GGEs. The following tables present our key operating data for the years ended December 31, 2019, 2020 and 2021:

	Year Ended
	December 31,
GGEs delivered (1) (in millions)	2019	2020	2021
CNG	335.7	321.0	347.4
LNG(2)	65.1	61.5	55.2
Total	400.8	382.5	402.6

RNG sold as vehicle fuel is included in the CNG or LNG amounts in the table above as applicable based on the form in which it was sold. GGEs of RNG sold as vehicle fuel for the years ended December 31, 2019, 2020 and 2021, were as follows:

	Year Ended
	December 31,
GGEs delivered(1) of RNG (in millions)	2019	2020	2021
CNG	112.5	124.4	146.0
LNG	30.8	28.9	21.0
Total	143.3	153.3	167.0

	Year Ended
	December 31,
GGEs delivered(1) (in millions)	2019	2020	2021
O&M services	158.5	138.5	148.4
Fuel	162.4	157.6	164.1
Fuel and O&M services (3)	79.9	86.4	90.1
Total	400.8	382.5	402.6

RNG sold as vehicle fuel is included in the table above as applicable based on the services provided. GGEs of RNG sold as vehicle fuel for the years ended December 31, 2019, 2020 and 2021, were as follows:

	Year Ended
	December 31,
GGEs delivered(1) of RNG~~(1)~~ (in millions)	2019	2020	2021
Fuel	87.3	86.2	88.0
Fuel and O&M services (2)	56.0	67.1	79.0
Total	143.3	153.3	167.0

	Year Ended
	December 31,
Other operating data (in millions)	2019		2020		2021
Station construction cost of sales		$23.5		$24.0		$15.0
~~Gross margin (3)(4)(5)~~	~~$~~	~~132.0~~	~~$~~	~~106.3~~	~~$~~	~~40.0~~
Net income (loss) attributable to Clean Energy Fuels Corp. (4) (5)		$20.4		$(9.9)		$(93.1)

(1)	~~As noted above, amounts include our proportionate share of the GGEs sold as CNG by our joint venture with MCEP. GGEs sold by this joint venture were 0.4 million, 0.3 million, and 0.4 million for the years ended December 31, 2019, 2020 and 2021, respectively.~~ Defined as (i) the volume of RNG and conventional natural gas (in GGEs) we purchase and sell to our customers, plus (ii) the volume of GGEs dispensed at facilities we do not own or we do not supply and sell fuel but where we provide O&M services on a per-gallon or fixed fee basis.

(2)	GGEs of LNG delivered were 85.5%, 90.2% and 90.8% produced at our LNG plants for 2019, 2020 and 2021 respectively, with the remaining purchased from third-party suppliers.

(3)	Represents GGEs at stations where we provide both fuel and O&M services.

(4)	Includes $47.1 million, $19.8 million, and $20.7 million of AFTC revenue for the years ended December 31, 2019, 2020, and 2021, respectively. ~~Gross margin includes an unrealized gain (loss) from the change in fair value of commodity swap and customer fueling contracts of $(6.6) million, $2.1 million, and $(3.5) million for the years ended December 31, 2019, 2020 and 2021, respectively. See Note 7 for more information regarding the commodity swap and customer contracts.~~

(5)	Includes $0.0 million, $0.0 million, and $83.6 million of non-cash stock-based sales incentive contra-revenue charges related to the Amazon Warrant (as defined below) for the years ended December 31, 2019, 2020 and 2021, respectively.

4.	Please expand the disclosures adjacent to your tabulations of delivered volumes on page 37 as necessary to clarify whether such volumes also correspond to your purchases and sales of RNG, CNG and LNG during those periods covered by your annual report; and if this is not the case, include such details in separate tabulations.

Please ensure that disclosures pertaining to your sales of RNG, CNG and LNG here and elsewhere in the filing clarify the extent to which these products are being generated directly from properties or projects in which you have an ownership interest, as opposed to being purchased from third parties.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that all of our RNG and conventional natural gas is purchased from third-party suppliers while 85.5%, 90.2% and 90.8% of the GGEs of LNG delivered were produced at our LNG plants for 2019, 2020 and 2021, respectively, with the remaining purchased from third-party suppliers. We will include the expanded disclosures in future filings. Please see the updated disclosure in Comment 3 above with proposed edits marked to indicate our changes.

5.	We note that the measures you report as gross margin in the last table on page 37 reflect the product and service revenues that you report on page 60, net of the product and service cost of sales, without considering depreciation and amortization, which you have indicated is attributable to cost of sales.

If your intent was to present gross margin in accordance with GAAP, you should recalculate these measures to reflect all costs that would be attributable to cost of sales under GAAP, such as depreciation and amortization.

Alternatively, if you retain the measures, these should be identified as non-GAAP measures and you should provide all of the information that is prescribed by Item 10(e) of Regulation S-K. For example, you would need to choose a different label for your non- GAAP measure and provide a reconciliation from the most comparable GAAP-based measure, which we would view as gross margin in accordance with GAAP.

Please submit the revisions that you propose to either correct your computations of these measures or to follow the guidance applicable to non-GAAP measures.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company will no longer disclose the gross margin as reported in the last table on page 37 in future filings. The Company will also no longer list the gross margin in the evaluation of operating performance listed in the Key Operating Data on the top of page 37.

Results of Operations, page 47

6.	We note that you provide a tabulation of percentage changes in all of the line items reported in your Statements of Operations, including separate lines for product and service revenues, and product and service cost of sales, although none of the percentages appear to be referenced in your discussion and analysis.

Further, it appears that your discussion and analysis is focused on alternate compositions of revenues and cost of revenues which do not directly correlate with the line items reported in your tabulation of percentages or your Statements of Operations; and it appears that you have attributed some changes to multiple factors, including offsetting factors, without quantification of the amounts.

Given these observations along with those pertaining to your disaggregation of revenues, we believe that you will need to revise your disclosures to include quantitative and qualitative details of the various revenue components and material changes in these and other cost components to comply with Item 303(b) and (b)(2) of Regulation S-K.

Please address the economics associated with the mix and changes in the mix of RNG, CNG, and LNG purchases and sales, to include relevant volumetric quantifications, and explain how volumes of RNG underlying the RIN, LCFS, and AFTC credit revenues compare to one another and the volumes reported on page 37.

For example, this may involve quantifying the credits on a per unit basis, identifying material changes from period-to-period, and indicating the extent to which you had generated credits in one period that were not monetized until a subsequent period.

Please also expand your disclosure on page 68 to describe the general process and timeframe involved in your generation and conveyance of the credits.

Response:

The Company respectfully acknowledges the Staff's comment and will revise future filings to discuss fluctuations in product revenue, service revenue, product cost of sales and service cost of sales consistent with the presentation in our statements of operations, and where material fluctuations are attributed to multiple factors, to quantify such factors as appropriate to enhance an investor’s understanding of the magnitude and relative impact of each factor. The following represents an example of the presentation and discussion that we propose to include in future filings under Results of Operations, using the information from our 2021 Form 10-K for illustrative purposes with proposed edits marked to indicate our changes.

~~Revenue.    Revenue decreased by $36.1 million to $255.6 million for 2021, from $291.7 million for 2020. This decrease was primarily due to the Amazon Warrant Charges of $83.6 million, an unrealized loss from the change in fair value of our commodity swap and customer contracts entered into in connection with our Zero Now truck financing program and a decrease in station construction sales, partially offset by an increase in volume-related revenue.~~

~~Volume-related revenue, excluding the effect of the change in fair value of our commodity swap and customer contracts entered into in connection with our Zero Now truck financing program and the Amazon Warrant Charges, increased by $62.5 million between periods, attributable to an increase in gallons delivered and a higher effective price per gallon delivered. The effect to volume-related revenue as a result of the change in fair value of our commodity swap and customer contracts entered into in connection with our Zero Now truck financing program was $5.6 million, as we recognized an unrealized gain of $2.1 million in 2020 compared to an unrealized loss of $3.5 million in 2021 (see Note 7 for more information).~~

~~Our effective price per gallon increased by $0.12 per gallon to $0.76 per gallon in 2021 compared to $0.64 in 2020, excluding the effects of the change in fair value of derivative instruments and Amazon Warrant Charges discussed above. Our effective price per gallon is defined as revenue generated from selling RNG and conventional natural gas and any related Environmental Credits and providing O&M services to our vehicle fleet customers at stations we do not own and for which we receive a per-gallon or fixed fee, all divided by the total GGEs delivered less GGEs delivered by non-consolidated entities, such as entities that are accounted for under the equity method. The increase in our effective price per gallon was primarily due to higher RIN and natural gas prices, and a favorable fuel price mix, which is based on the variation of fuel types and locations where we deliver fuel.~~

~~Station construction sales decreased by $10.2 million between periods due to decreased construction activities as a result of construction delays relating to completion of certain projects.~~

~~AFTC revenue increased by $0.9 million between periods primarily due to the increase in gallons sold during the year ended December 31, 2021 compared to the year ended December 31, 2020.~~

“Product revenue. Product revenue for 2021 decreased by $38.9 million to $213.1 million, 83.4% of total revenue, compared to $252.0 million, 86.4% of total revenue, for 2020. The decrease was primarily due to $83.6 million of non-cash stock-based sales incentive contra-revenue charges related to the Amazon Warrant recognized in 2021, and a decrease in station construction sales of $10.2 million between periods due to decreased construction activities as a result of construction delays relating to completion of certain projects. The change in fair value of our commodity swap and customer contracts entered into in connection with our Zero Now truck financing program contributed $5.6 million to the decrease in product revenue between 2020 and 2021, as we recognized an unrealized gain of $2.1 million in 2020 compared to an unrealized loss of $3.5 million in 2021. These decreases were partially offset by a $60.5 million increase in product revenue primarily due to (1) an increase in GGEs delivered and higher natural gas prices, and (2) an increase in RIN revenue of $16.4 million resulting from higher average RIN prices in 2021 compared to 2020 and an increase in RNG volumes delivered.

Service revenue. Service revenue for 2021 increased $2.7 million to $42.5 million, 16.6% of total revenue, compared to $39.8 million, 13.6% of total revenue, for 2020. The increase was primarily due to an increase in GGEs delivered and an increase in the number of stations where we provide O&M services.

~~Cost of sales.    Cost of sales increased by $30.2 million to $215.6 million in 2021, from $185.4 million in 2020. This increase was primarily due to an increase in gallons delivered and an increase in our effective cost per gallon delivered, partially offset by a decrease in the cost of station construction activities.~~

~~Our effective cost per gallon increased by $0.08 per gallon to $0.50 per gallon in 2021 from $0.42 per gallon in 2020. Our effective cost per gallon is defined as the total costs associated with delivering our fuels, including commodity costs, transportation fees, liquefaction charges, and other site operating costs, plus the total cost of providing O&M services at stations that we do not own and for which we receive a per-gallon or fixed fee, including direct technician labor, indirect supervisor and management labor, repair parts and other direct maintenance costs, all divided by the total GGEs delivered less GGEs delivered by non-consolidated entities, such as entities that are accounted for under the equity method. The increase in our effective cost per gallon was due to higher commodity prices and transportation costs.~~

Product cost of sales. Product cost of sales increased $27.9 million to $189.6 million, 74.2% of revenue, in 2021, from $161.7 million in 2020, 55.4% of revenue. The increase was primarily due to an increase in GGEs delivered and an increase in natural gas prices, partially offset by a decrease in the cost of station construction activities of $9.0 million as a result of construction delays.

Service cost of sales. Service cost of sales increased $2.3 million to $26.0 million, 10.2% of revenue, in 2021, from $23.7 million, 8.1% of revenue, in 2020. The increase was primarily due to an increase in GGEs delivered and an increase in the number of stations where we provide O&M services.”

The Company respectfully acknowledges the Staff's comment regarding disclosure on page 68 to describe the general process and timeframe involved in the Company’s generation and conveyance of the credits and will revise future filings in response to the Staff's comment. The following represents an example of the expanded disclosure on page 68 that we propose to include in future filings with proposed edits marked to indicate our changes.

“The Company sells RINs and LCFS Credits to third parties that need the credits to comply with federal and state requirements. Revenue is recognized on these credits when there is an agreement in place to monetize the credits at a determinable price and the RNG fuel has been delivered. The sales price for some environmental credit transactions may not be determinable in the period in which the RNG flows as pricing is established the quarter after RNG flows. In these circumstances, revenue from RIN and LCFS credits is recognized once the sales price is established and therefore is considered determinable.”

7.	We note your disclosures of an effective price per gallon and effective cost per gallon on pages 48 and 49, which you indicate are based on total GGEs delivered less GGEs delivered by non-consolidated entities.

You also indicate that your figures include revenues and costs associated with services and exclude the effects of the Amazon warrant and your accounting for other derivatives, both of which appear to have resulted in an offset to revenues during 2021.

Please clarify whether the delivery volumes reported on page 37 include the GGEs delivered by non-consolidated entities, as referenced in your discussion of effective prices and costs, and if this is the case quantify these volumes and explain your rationale in presenting quantities unrelated to the consolidated group. Otherwise, please clarify your intent in making this distinction in your description of the measures.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company will not include the disclosure of effective price per gallon and effective cost per gallon measures in future filings. Likewise, the volumes reported on page 37 include GGEs delivered by a non-consolidated entity because the Company performs O&M services and records the associated revenues related to the non-consolidated entity volumes. The non-consolidated entity’s revenues and volumes are immaterial (less than 0.05% of volumes and revenue) and no separate disclosures are needed. Given the Company’s intention not to include effective price and cost measures in future filings and its immateriality, we believe the matter raised by the Staff concerning the non-consolidated entity volumes will no longer be relevant in our future filings.

Please also provide disclosure under Properties on page 31 to provide information about capacity and utilization of your distribution network. For example, please indicate the extent to which your distribution network is being utilized by non-consolidated entities and describe the arrangements that are governing those relationships.

Response:

See the Company’s response to Comment 2.

Given that your per gallon measures reflect economic activity that you ascribe to services, and exclude elements that you report as offsets to revenue to comply with GAAP, it appears that you should identify your per gallon measures as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff in future filings the Company does not intend to include the effective price per gallon and effective cost per gallon measures.

Financial Statements

Note 2 – Revenue from Contracts with Customers, page 73

8.	We note that you have a "Volume-related" category in your tabulation of disaggregated revenues, which you describe as sales of RNG, CNG, LNG, O&M services, RIN Credits, LCFS Credits, and activity associated with certain warrants and other derivatives, which collectively appear to represent about 85% of total revenues for 2021.

Given the mix of revenue sources in the measure, along with various disclosures provided elsewhere in your filing, it is unclear why each component would not have been separately reported pursuant to FASB ASC 606-10-50-5, and 55-89 through 55-91, in order to accurately depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff in our view the objective of disaggregation of revenue disclosure in Note 2 is to provide the most useful information to investors based on Generally Accepted Accounting Principles (“GAAP”) as outlined in Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), and on categories that are meaningful to users of the consolidated financial statements and the Company. This assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation. In determining the appropriate categories to use to disaggregate revenue for purposes of the Company’s disclosure, we considered the requirements of paragraphs 606-10-50-5 and 606-10-55-89 of ASC 606, which require an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers. While some entities may need to use more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue, others may meet the objective by using only one type of category to disaggregate revenue.

We also considered the Background Information and Basis for Conclusions included as Section C of Accounting Standards Update No. 2014-09 (“ASU 2014-09”), which originally introduced ASC 606, and paragraph BC336 in particular, in which the Financial Accounting Standards Board decided not to describe a specific characteristic of revenue as the basis for disaggregation because it intended for entities to make the determination based on entity and/or industry specific factors that are most meaningful for their business.

Paragraph 606-10-55-90 of ASC 606 states that when selecting the type of categories to use for disaggregation of revenue an entity should consider how information about the entity’s revenue is presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments

c.	Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or investors to evaluate the entity’s financial performance or make resource allocation decisions.

Applying the disaggregation framework outlined above and consistent with ASC 606-10-50-5, we disaggregated revenue based on how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company’s volume related revenue primarily consists of conventional natural gas and RNG fuel sales, delivered in the form of CNG or LNG, O&M services, and RINs and LCFS Credits. Fuel sales and O&M services are entered into pursuant to contractual commitments over defined goods and service delivery periods. These contracts typically include a stand-ready obligation to supply natural gas and/or provide O&M services when and if called upon by the customer or based on a committed and agreed upon schedule. The Company has concluded this represents a series of distinct services that are substantially the same, with the same pattern of transfer to the customer. Accordingly, the stand-ready obligation for fuel sales and for O&M services are each accounted for as a single performance obligation. ASC 606-10-55-18 further states:

“As a practical expedient, if an entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), the entity may recognize revenue in the amount to which the entity has a right to invoice.”

In accordance with the above, management applies the ‘right to invoice’ practical expedient to recognize revenue for both fuel and O&M services based on fuel volume dispensed, services provided, and current pricing conditions. Additionally, the number of RIN and LCFS credits generated are based on the volume of RNG the Company sells as a vehicle fuel, and the associated revenue is recognized when there is an agreement to monetize the credits at a determinable price. Overall, we believe that the underlying nature, amount, timing, and uncertainty of revenue and cash flows affected by economics factors are similar among fuel sales, O&M services, and RIN and LCFS credits. As a result, we concluded that the presentation of these revenues as a single category meets the disclosure objective prescribed in ASC 606-10-50-5. We believe that further or additional disaggregation would not provide materially useful information to our financial statement users or be meaningful to the Company.

Tell us how you have considered the disclosures referenced in each of the following points in your application of the aforementioned guidance. It should be clear how you have considered the emphasis placed on the various components and differences in the economic and risk profiles in determining that no further disaggregation would be required, if this is your view. Alternatively, if you find that further disaggregation would be appropriate after considering these observations, please submit the revisions that you propose to further disaggregate the Volume-related category.

•	There is a distinction made between product and service revenues in your Statements of Operations on page 60, and your analyses of those details on page 48.

Response:

Although distinction is made between product and service revenues in our Statements of Operations in accordance with GAAP, as stated above, fuel sales and O&M services are delivered and rendered pursuant to contractual commitments over defined delivery-and-service periods. The associated contracts typically include a stand-ready obligation to supply natural gas and/or to provide O&M services daily based on a committed and agreed upon routine maintenance schedule or when and if called upon by the customer. Invoiced amounts for fuel sales and O&M services are billed monthly and are typically determined based on fuel volume dispensed and current pricing. Therefore, we concluded that, for revenue disaggregation purposes, the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors are similar for both fuel sales and O&M service.

•	You state that operating results and resource allocation decisions for components of the business "...are based on gross margins and volumes delivered by market sector and volume type" in your disclosure on page 106.

Response:

The Company’s revenue can be disaggregated by market sectors and by volume type; however, the nature, amount, timing, and uncertainty of revenue and cash flows across all market sectors and volume types are similar (i.e. stand-ready obligation to supply natural gas and/or to provide O&M services). As a result, we believe that we have met the requirements as prescribed in ASC 606-10-50-5 and 55-89 and that further or additional disaggregation would not provide materially useful information to our financial statement users or be meaningful to the Company.

•	In your earnings release for the recently completed fiscal quarter, you attribute the increase in revenues to "...continued growth in Amazon and in our airports, refuse and public transit customer markets" as well as increased sales of RNG.

Response:

Airports, refuse, and public transit customer markets are examples of market sectors, and Amazon is one of many customers that the Company serves. As discussed above, although revenue can be disaggregated by customer and by market sectors, the underlying nature, amount, timing, and uncertainty of revenue and cash flows across all market sectors and customers are similar, which typically include a stand-ready obligation to supply natural gas and/or to provide O&M services when and if called upon by the customer. As a result, we believe that we have met the requirements and objectives for revenue disaggregation as prescribed in ASC 606-10-50-5 and 55-89.

•	You state that in evaluating operating performance on page 36, "we focus primarily on: (1) the amount of RNG, CNG and LNG GGEs delivered. " and you report the corresponding volumes on page 37.

Response:

Volume is delivered in the form of CNG or LNG and is either RNG or conventional natural gas. Based on management’s assessment, although the Company’s volume can be disaggregated by RNG, CNG and LNG, the underlying nature, amount, timing, and uncertainty of revenue and cash flows across the volume types are similar. As a result, we believe that we have met the requirements and objectives for revenue disaggregation as prescribed in ASC 606-10-50-5 and 55-89.

•	You state that "markets for Environmental Credits have been volatile and unpredictable in recent periods" in your disclosure on page 19.

Response:

Environmental credits such as RIN and LCFS credits are generated based on the volume of RNG sold as vehicle fuel, and the associated revenue is recognized when there is an agreement to monetize the credits at a determinable price. As discussed in Item 1A. Risk Factors under the heading “Our RNG business may not be successful” beginning on page 19 of our 2021 Form 10-K, volatility and unpredictability of environmental credits pertain solely to the pricing aspect of these credits and do not reflect the complete picture of the economic characteristics of environmental credits. Fundamentally, economic characteristics of environmental credits such as RIN and LCFS credits are tied to RNG volume. Although prices for environmental credits can be volatile, such volatility is not dissimilar to that displayed in the natural gas commodity market. Therefore, we believe the underlying nature, amount, timing, and uncertainty of revenue and cash flows associated with environment credits revenue are similar to those of natural gas fuel sales. As a result, we believe that we have met the requirements and objectives for revenue disaggregation as prescribed in ASC 606-10-50-5 and 55-89 and that further revenue disaggregation will not provide materially useful information to investors or be meaningful to the Company.

•	In describing risks related to supply on page 18, you state that projects for the production of RNG "often experience unpredictable production levels or other difficulties due to a variety of factors."

Response:

Upstream RNG production projects can encounter unforeseen circumstances. However, downstream revenue associated with actual fuel sales, which consist of RNG or conventional natural gas sold in the form of CNG or LNG, is primarily structured via contractual commitments that typically include a stand-ready obligation to supply natural gas when and if called upon by the customer. Therefore, regardless of how the fuel is produced and/or procured, the underlying nature, amount, timing, and uncertainty of revenue associated with fuel sales and cash flows are similar.

•	You have disclosure on page 21, stating that ADG projects "typically face a long and variable development cycle."

Response:

Upstream RNG production projects, such as ADG projects, can encounter unforeseen circumstances and typically face a long variable development cycle. However, downstream revenue associated with actual fuel sales, which consist of RNG or conventional natural gas sold in the form of CNG or LNG, is primarily structured via contractual commitments that typically include a stand-ready obligation to supply natural gas when and if called upon by the customer. Therefore, regardless of the fuel feedstock, the underlying nature, amount, timing, and uncertainty of revenue associated with fuel sales and cash flows are similar.

•	The disclosure on page 21 also include contrast between ADG and LFG as sources for RNG, stating that "Livestock waste and dairy farm projects have different economic models and risk profiles than landfill facilities."

Response:

While the types of upstream RNG production projects, such as ADG and LFG projects, have different economic and risk profiles, the downstream revenue associated with actual fuel sales, which consist of RNG or conventional natural gas sold in the form of CNG or LNG, is primarily structured via contractual commitments that typically include a stand-ready obligation to supply natural gas when and if called upon by the customer. Therefore, regardless of the fuel source or feedstock, the underlying nature, amount, timing, and uncertainty of revenue and cash flows are similar for all fuel sales.

Note 13 – Stockholders’ Equity, page 90

9.	We understand from your disclosures on pages 97 and 98 that you booked an $83.6 million charge as a stock-based sales incentive related to the Amazon Warrant as an offset to revenue during 2021, including $76.6 million for "Warrant Shares" and "Additional Warrant Shares that vested right away, and $7.0 million associated with fuel purchases.

Given your disclosure on page 107, indicating that no customer accounted for more than 10% of your revenues, and considering that the charge appears to have represented about 28% of revenues before considering the offset, please clarify how the charge compares to the revenue recognized from Amazon during the period, and how you determined that the charge would appropriately correspond as an offset to that revenue.

Tell us how you applied the guidance in FASB ASC 606-10-32-1 through 32-45, in determining the transaction price and in allocating it to the performance obligations. Please also identify the relevant exhibit and the particular sections of the sales agreement that you believe correspond to the performance obligations and explain how you assessed performance relative to those obligations in accounting for the warrants.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that the shares pursuant to the Amazon Warrant vest in multiple tranches, with 25% vesting upon issuance (“Tranche 1”) and subsequent tranches vesting over time based on fuel purchases by Amazon and its affiliates.

The Amazon Warrant was issued in conjunction with the execution of the Fuel Agreement and was not in exchange for a distinct good or service, and, therefore, is consideration payable to a customer and should be accounted for as a reduction of the transaction price (reduction of revenue) as the Company recognizes revenue for the transfer of the related goods (fuel) in accordance with ASC 606-10-32-25 and 32-27, except for the portion of Tranche 1, which vested immediately, for which there is not sufficient support to recognize an asset. The fair value of Tranche 1 recognized immediately as a reduction of revenue, $76.6 million, does not meet the definition of an asset pursuant to FASB Concept Statement 6. As the amount did not meet the definition of an asset under FASB Concept Statement 6, the Company determined that the amount should be recognized immediately in the Company’s consolidated statement of operations as a reduction to revenue in accordance with ASC 606-10-32-27.

The revenue recognized from Amazon fuel purchases during 2021, before considering the Amazon Warrant Charges, was $7 million. The $7 million of Amazon Warrant Charges associated with fuel purchases was recognized as a reduction of revenue as the Company recognized revenue for the transfer of fuel to Amazon in 2021 in accordance with ASC 606-10-32-27. The net revenue for Amazon fuel purchases was $0 for 2021.

Applying the guidance in FASB ASC 606-10-32-1 through 32-45, the Company determined the consideration promised in the Fuel Agreement is variable due to variability in volume of fuel purchased, which can be influenced by factors including fleet size, geographic location and seasonality, as well as variability in commodity prices and compression fees which further create uncertainty in the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to the customer. While the transaction price is affected by variable consideration, the Company invoices Amazon monthly for actual fuel purchases during the period and the uncertainty associated with the variable consideration is resolved; thus, a significant reversal in the amount of cumulative revenue recognized is not probable.

The Company assessed the Fuel Agreement in accordance with ASC 606-10-25-14 through ASC 606-10-25-15 and ASC 606-10-25-19 through ASC 606-10-25-22 and determined that it contained a single performance obligation relating to its stand-ready obligation to supply fuel; accordingly, the transaction price is allocated to this performance obligation.

The Company determined it was not necessary to file the Fuel Agreement pursuant to Regulation S-K Item 601(b)(10) as the Fuel Agreement was considered to be made in the ordinary course of business as it is a contract of the type that ordinarily accompanies the kind of business conducted by the Company (a fuel sales agreement), and it does not fall within one or more of the exceptions set forth in Regulation S-K Item 601(b)(10)(ii)(A)-(D) (including it is not a contract upon which the Company’s business is substantially dependent). Pursuant to the Warrant to Purchase Common Stock of Clean Energy Fuels Corp. dated April 16, 2021 and included as Exhibit 4.4 to the 2021 Form 10-K, the first tranche of Warrant Shares vested immediately, with subsequent tranches of Warrant Shares vesting over time in increments as Amazon and its affiliates purchase fuel from the Company, up to an aggregate of $500.0 million. The subsequent vesting of the Warrant Shares based on Amazon’s fuel purchases coincides with the Company’s performance obligations pursuant to the Fuel Agreement.

* * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ Robert M. Vreeland
Robert M. Vreeland Chief Financial Officer Clean Energy Fuels Corp.